Almere, The Netherlands
July 24, 2013

ASM INTERNATIONAL N.V. REPORTS
SECOND QUARTER 2013 RESULTS
ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) reports today its second quarter 2013 operating results (unaudited) in accordance with US GAAP.

Following the close of the sale on March 15, 2013 of a 12% share in ASMPT, the entity in which the Back-end segment is organized, our shareholding is reduced to 40.08%. As a consequence, as from March 15, 2013 the results of ASMPT are deconsolidated. From that date onwards the net result of ASMPT is reported on the line "result from investments". In the second quarter of 2013 a purchase price allocation took place resulting in the recognition of certain intangible assets. The amortization of these intangible assets is reported as from this quarter.

FINANCIAL HIGHLIGHTS
The pro-forma figures show ASMI numbers whereby ASMPT is deconsolidated.

EUR million	Pro-forma Q2 2012	Pro-forma Q1 2013	Q2 2013
New orders	85.5	105.9	128.4
Net sales	86.5	80.0	128.6
Gross profit margin %	33%	37.7%	39.3%
Operating results	(1.9)	1.1	16.2
Result from investments (excl. amortization and fair value purchase price allocation)	16.5	(0.5)	9.2
Remeasurement gain, realized gain on sale of ASMPT shares, amortization and fair value adjustments	—	1,407.6	(40.8)
Net earnings	17.7	1,410.1	(23.4)
Normalized net earnings (excl. remeasurement gain, realized gain on sale of ASMPT shares, amortization and fair value adjustments)	17.7	2.5	17.4

•	Net sales for the second quarter 2013 increased with 61% compared to the first quarter and increased with 49% year-on-year, mainly driven by higher (PE)ALD sales.

•	Result from operations for the second quarter 2013 includes restructuring costs of €0.7 million compared to €0.3 million included in the first quarter.

COMMENT
Commenting on the results, Chuck del Prado, President and Chief Executive Officer of ASM International said:
"Q2 was a very strong quarter for ASMI's Front-end activities. While Q2 showed a very strong double digit sales increase, the book to bill ratio remained at 1.0. This sales increase was driven by further strengthening in demand for our (PE)ALD solutions for the most advanced technology nodes across all industry segments. The Front-end gross margin showed a further improvement, driven by a strong mix and better utilization levels. Our normalized net income improved strongly caused by a much stronger operating result in our Front-end operations and a stronger performance of ASMPT."

OUTLOOK
Although Front-end sales in Q3 are expected to remain on a high level, we foresee a low double digit decrease as compared to Q2. Q3 order intake is expected to show a double digit decrease as compared to Q2.

INTERIM FINANCIAL REPORT
On August 30, 2013 ASM International will publish its Interim Financial report for the six months ended June 30, 2013. This report comprises regulated information within the meaning of articles 1:1 and 5:25d of the Dutch Financial Markets Supervision Act (Wet op het Financieel Toezicht) and includes consolidated condensed interim financial statements prepared in accordance with IAS 34, “Interim Financial Reporting”, an interim management board report and a management board responsibility statement. The interim financial report for the six months ended June 30, 2013 will be available online at www.asm.com as from August 30, 2013.

About ASM International
ASM International NV, headquartered in Almere, the Netherlands, its subsidiaries and participations design and manufacture equipment and materials used to produce semiconductor devices. ASM International, its subsidiaries and participations provide production solutions for wafer processing (Front-end segment) as well as for assembly & packaging and surface mount technology (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International's common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI's website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, corporate transactions, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company's filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company's reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

ASM International will host an investor conference call and web cast on Thursday, July 25, 2013 at 15:00 Continental European Time (9:00 a.m. - US Eastern Time).

The teleconference dial-in numbers are as follows:

•	United States: +1 646 254 3363

•	International: + 44 (0)20 3427 1916

•	Access Code: 3077172

A simultaneous audio web cast will be accessible at www.asm.com.

The teleconference will be available for replay, beginning one hour after completion of the live broadcast, through September 22, 2013.

The replay dial-in numbers are:

•	United States: +1 347 366 9565

•	England: + 44 (0)20 3427 0598

•	The Netherlands: +31 (0)20 708 5013

•	Access Code: 3077172

CONTACT

Investor contact:

Victor Bareño
T: +31 88 100 8500
E: victor.bareno@asm.com

Mary Jo Dieckhaus
T: +1 212 986 2900
E: maryjo.dieckhaus@asm.com

Media contact:

Ian Bickerton
T: +31 625 018 512

ANNEX 1

OPERATING AND FINANCIAL REVIEW
SECOND QUARTER 2013

The pro-forma figures show ASMI numbers whereby ASMPT is deconsolidated. Result on investments reflects ASMI's share in the net earnings of ASMPT. In the pro-forma results for Q2, 2012 a share of 52% is presented. In the pro-forma results for Q1, 2013 a share of 52% for the period January 1 to March 15 and a share of 40% for the period March 16 to March 31 is presented. For Q2, 2013 the actual 40% shareholding is reflected.

The following table shows the operating performance for the second quarter of 2013 as compared to the first quarter of 2013 and the second quarter of 2012 on a pro-forma basis:

EUR million	Pro-forma Q2 2012	Pro-forma Q1 2013	Q2 2013	Change Q1 2013 to Q2 2013	Change Q2 2012 to Q2 2013
New orders	85.8	105.9	128.4	21%	50%
Backlog	92.2	119.9	117.0	(2)%	27%
Book-to-bill	1.0	1.3	1.0

Net sales	86.5	80.0	128.6	61%	49%
Gross profit	28.5	30.2	50.5	67%	77%
Gross profit margin %	33.0%	37.7%	39.3%

Selling, general and administrative expenses	15.4	15.3	18.6	22%	21%
Research and development expenses	15.1	13.4	15.0	12%	(1)%
Restructuring expenses	—	(0.3)	(0.7)	n/a	n/a

Operating result	(1.9)	1.1	16.2	15.1	18.1
Operating margin %	(2.2)%	1.4%	12.6%

Financing costs	2.1	2.6	(4.8)	(7.4)	(6.9)
Income tax	1.1	(0.6)	(3.4)	(2.8)	(4.5)
Result from investments	16.5	(0.5)	9.2	9.7	(7.3)
Remeasurement gain, realized gain on sale of ASMPT shares, amortization and fair value adjustments	—	1,407.6	(40.8)	(1,448.4)	(40.8)

Net earnings	17.7	1,410.1	(23.4)	(1,433.5)	(41.1)
Normalized net earnings (excl. remeasurement gain, realized gain on sale of ASMPT shares, amortization and fair value adjustments)	17.7	2.5	17.4	14.9	(0.3)

Net earnings per share, diluted	€0.32	€22.04	€(0.37)	€(22.41)	€(0.69)
Normalized net earnings per share, diluted	€0.32	€0.04	€0.28	€0.24	€(0.04)

Results

The backlog decreased from €120 million at the end of the first quarter to €117 million as per June 30, 2013. The decrease was fully attributable to currency (translation) effects.

The following table shows the level of new orders for the second quarter of 2013 and the backlog at the end of the second quarter of 2013, compared to the first quarter of 2013 and the second quarter of 2012:

EUR million	Q2 2012	Q1 2013	Q2 2013	% Change Q1 2013 to Q2 2013	% Change Q2 2012 to Q2 2013
Backlog at the beginning of the quarter	89.1	91.7	119.9	31%	35%
-New orders for the quarter	85.8	105.9	128.4	21%	50%
-Net sales for the quarter	(86.5)	(80.0)	(128.6)	61%	49%
-FX-effect for the quarter	3.8	2.3	(2.7)	n/a	n/a

Backlog at the end of the quarter	92.2	119.9	117.0	(2)%	27%

Book-to-bill ratio (new orders divided by net sales)	1.0	1.3	1.0

Net sales for the second quarter 2013 increased with 61% compared to the first quarter and increased with 49% year on-year, mainly driven by higher (PE)ALD sales.The impact of currency changes was an increase of 1% quarter to quarter and a decrease of 2% year-over-year.

The gross profit margin in the second quarter increased 1.6%. This increase resulted from continued positive mix effects and better loading of our factories. The impact of currency changes on gross profit was flat quarter to quarter and a decrease of 4% year-over-year.

Selling, general and administrative expenses increased with 22% compared to the previous quarter. As a percentage of sales SG&A expenses decreased to 14%, compared to 19% for the previous quarter. For the second quarter of 2012 this was 18%. The impact of currency changes on SG&A expenses was an increase of 1% quarter to quarter and a decrease of 1% year-over-year.

Research and development expenses increased with 12% compared to the previous quarter. As a percentage of sales R&D expenses decreased to 12%, compared to 17% for previous quarter. For the second quarter of 2012 this was also 17%.The impact of currency changes on R&D expenses was flat quarter to quarter and a decrease of 5% year-over-year.

Operating result was affected by currency changes with a decrease of 1% quarter to quarter and a decrease of 6% year-over-year.

Result from investments include our 40.08% share in net earnings of ASMPT. In Q2 ASMPT showed a sales increase of 37% compared to Q1, from €207 million to €283 million, 3% below the level of Q2, 2012 of €291 million. Net earnings increased from €0.4 million in Q1 to €23.0 million (on a 100% basis) in Q2. Q2 last year showed net earnings at €31.5 million.

The sale of the 11.88% stake caused ASMI's cease of control on ASMPT and required deconsolidation of ASMPT. According to general accepted accounting principles (both US GAAP and IFRS) the accounting of this sale consists of two separate transactions.

•	a sale of a 51.96% subsidiary

•	a purchase of a 40.08% associate.

The sale transaction resulted in a substantial gain. This gain consists of two elements, the realized gain on the sale of the 11.88% stake of €245 million and an unrealized remeasurement gain on the remaining 40.08% of the shares of approximately €1.1 billion.

The purchase of the associate has been recognized at fair value, being the value of the ASMPT shares on the day of closing of the purchase transaction. Both US GAAP and IFRS require that the composition of such a fair value needs to be determined through a purchase price allocation process ("PPA"). This process took place in the second quarter of 2013. The PPA resulted in the recognition of intangible assets for customer relationship, technology, trade name and product names. For inventories and property, plant & equipment a fair value adjustment was recognized.

The amortization of the recognized intangible assets and the depreciation of the fair value adjustment for property, plant & equipment negatively impacted net earnings with €5.7 million. For 2013 a total amortization and depreciation amount is to be expected of €17.2 million. The annualized amount of this amortization will remain on a level of approximately €23 million until 2017 and then decreases.

Furthermore the preliminary recognized realized and unrealized gain of €1,407 million has been adjusted for €6.8 million.

The fair value adjustments for inventories and tax related issue will have a non-recurring negative impact on net earnings in 2013 of €40 million, of which €28.2 million in the second quarter and the remainder in the third quarter.

Cash flow, balance sheet, liquidity and capital resources

Cash flow. The following table shows the cash flow statement on a comparable basis. The ASMPT numbers have been deconsolidated:

	Pro-forma	Proforma
EUR million	Q2 2012	Q1 2013	Q2 2013
Net earnings	1.3	3.1	(23.4)
Adjustments to cash from operating activities:
Depreciation and amortization	4.7	4.8	5.1
Income tax	(2.9)	(3.0)	3.0
Amortization PPA intangibles and fair value adjustments	—	—	34.0
Other adjustments	2.0	1.6	—

Changes in other assets and liabilities
Accounts receivable	5.9	0.5	(25.4)
Inventories	0.4	(3.2)	0.1
Accounts payable	(13.1)	(1.6)	(1.3)
Other assets and liabilities	(7.0)	(1.3)	8.5
Net cash provided (used) by operating activities	(8.7)	0.8	0.6

Capital expenditures	(5.2)	(0.5)	(0.2)
Divestment subsidiaries	—	299.8
Other	(0.6)	0.1	0.3
Net cash provided (used) in investing activities	(5.8)	299.4	0.1

Bank positions	(5.7)	—	—
Loans	(0.4)	—	—
Purchase treasury shares	(13.4)	—	—
Shares issued	0.4	1.0	0.1
Dividend paid to shareholders ASMI	(27.4)	—	(31.7)
Dividend received from investments	16.2	—	4.7
Net cash provided (used) in financing activities	(30.2)	1.0	(26.9)

Balance sheet. The following table shows the balance sheet on a comparable basis. The ASMPT numbers have been deconsolidated and ASMI's share in the net assets of ASMPT is reported as investment:

	Pro-forma	Pro-forma
EUR million	June 30, 2012	December 31, 2012	June 30, 2013
Cash and cash equivalents	207.6	145.1	535.4
Accounts receivable	59.7	62.6	85.3
Inventories	125.8	122.1	122.7
Other current assets	24.3	20.3	17.5
Total current assets	417.4	350.0	761.0

Investments and associates	387.9	373.7	1,390.1
Property, plant and equipment	61.0	63.8	55.1
Goodwill	11.4	11.6	11.2
Other non-current assets	49.3	34.2	29.4
Total non-current assets	509.7	483.3	1,485.7

Total assets	927.1	833.4	2,246.7

Accounts payable	42.4	45.2	40.6
Short-term debt	2.5	—	—
Other current liabilities	57.6	42.7	51.4
Total current liabilities	102.5	87.9	92.0

Long-term debt	15.0	—	—
Convertible subordinated debt	137.4	—	—
Pension liabilities	7.5	3.6	3.2
Total non-current liabilities	159.9	3.6	3.2

Shareholders' equity	664.7	741.9	2,151.5

Total liabilities and shareholders' equity	927.1	833.4	2,246.7

Net working capital consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, increased from €118 million on March 31, 2013 to €134 million at June 30, 2013. The number of outstanding days of working capital, measured against quarterly sales, decreased from 133 days at March 31, 2013 to 94 days on June 30, 2013.

Sources of liquidity. On June 30, 2013, the Company’s principal sources of liquidity consisted of €535 million in cash and cash equivalents and €150 million in undrawn bank lines. After approval of the Annual General Meeting of Shareholders, an extraordinary capital distribution, following the sale of the approximately 12% stake of ASMPT and totaling to an amount of approximately €270 million, will be executed on July 31, 2013.

OPERATING AND FINANCIAL REVIEW
SIX MONTHS ENDED JUNE 30, 2013

The following table shows the operating performance for the six months ended June 30, 2013, compared to the same period of the previous year on a pro-forma basis:

EUR million	Pro-forma Six months ended June 30, 2012	Pro-forma Six months ended June 30, 2013	Change
New orders	166.3	234.3	41%
Backlog	92.2	117.0	27%
Book-to-bill	0.9	1.1

Net sales	181.2	208.6	15%
Gross profit	59.8	80.7	35%
Gross profit margin %	33.0%	38.7%

Selling, general and administrative expenses	(30.0)	(33.9)	13%
Research and development expenses	(28.9)	(28.4)	(2)%
Restructuring expenses	—	(1.0)	n/a

Operating result	0.9	17.3	16.4
Operating margin %	0.5%	8.3%

Financing costs	(4.6)	(2.2)	2.4
Income tax	2.4	(4.0)	(6.4)
Result from investments	25.2	8.7	(16.5)
Remeasurement gain, realized gain on sale of ASMPT shares, amortization and fair value adjustments	—	1,366.8	1,366.8

Net earnings	24.0	1,386.7	1,362.7
Normalized net earnings (excl. remeasurement gain, realized gain on sale of ASMPT shares, amortization and fair value adjustments)	24.0	19.9	(4.1)

Net earnings per share	€0.43	€21.72	€21.29
Normalized net earnings per share	€0.43	€0.31	€(0.12)

Results

The backlog at the end of June increased with 27% to a level of €117 million, compared to June 30 last year. The book-to-bill was 1.1.

The following table shows the level of new orders for the six months ended June 30, 2013 and the backlog for the same period of 2012:

	Six months ended June 30,
EUR million	2012	2013	% Change
Backlog at the beginning of the year	105.1	91.7	(13)%
-New orders	166.3	234.3	41%
-Net sales	(181.2)	(208.6)	15%
-FX-effect	2.0	(0.4)

Backlog as per reporting date	92.2	117.0	27%

Book-to-bill ratio (new orders divided by net sales)	0.9	1.1

Net sales for the six months ended June 30, 2013 increased with 15% year on-year, mainly driven by higher (PE)ALD sales.The impact of currency changes was a decrease of 1%.

The gross profit margin for the six months ended June 30, 2013 increased 5.7%, this increase resulted from positive mix effects and improved efficiency. The impact of currency changes on gross profit was a decrease of 2% year-over-year.

Selling, general and administrative expenses for the six months ended June 30, 2013 increased with 13% compared to the previous year. As a percentage of sales SG&A was 16%. For the comparable period of 2012 this was 17%. The impact of currency changes on SG&A expenses was a decrease of 1% year-over-year.

Research and development expenses for the six months ended June 30, 2013 decreased with 2% compared to the previous year. As a percentage of sales R&D was 14%. For the comparable period of 2012 this was 16%. The impact of currency changes on R&D expenses was a decrease of 4% year-over-year.

Operating result was affected by currency changes with a decrease of 2% year-over-year.

The sale of the 11.88% stake caused ASMI's cease of control on ASMPT and required deconsolidation of ASMPT. According to general accepted accounting principles (both US GAAP and IFRS) the accounting of this sale consists of two separate transactions.

•	a sale of a 51.96% subsidiary

•	a purchase of a 40.08% associate

The sale transaction resulted in a substantial gain. This gain consists of two elements, the realized gain on the sale of the 11.88% stake of €245 million and an unrealized remeasurement gain on the remaining 40.08% of the shares of approximately €1.1 billion.

The purchase of the associate has been recognized at fair value, being the value of the ASMPT shares on the day of closing of the purchase transaction. Both US GAAP and IFRS require that the composition of such a fair value needs to be determined through a purchase price allocation process ("PPA"). This process took place in the second quarter of 2013. The PPA resulted in the recognition of intangible assets for customer relationship, technology, trade name and product names. For inventories and property, plant & equipment a fair value adjustment was recognized.

The amortization of the recognized intangible assets and the depreciation of the fair value adjustment for property, plant & equipment negatively impacted net earnings with €5.7 million. For 2013 a total amortization and depreciation amount is to be expected of €17.2 million. The annualized amount of this amortization will remain on a level of approximately €23 million until 2017 and then decreases.

The fair value adjustments for inventories and tax related issue will have a non-recurring negative impact on net earnings in 2013 of €40 million, of which €28.2 million in the second quarter and the remainder in the third quarter.

ANNEX 2

RECONCILIATION RESULTS TO ASMI CONSOLIDATED

The results of Back-end were consolidated until March 15, 2013. From that date on the net result of ASMPT is reported on the line "result from investments".

SECOND QUARTER

EUR million, except earnings per share	Q2 2012	Q1 2013	Q2 2013	% Change Q1 2013 to Q2 2013	% Change Q2 2012 to Q2 2013
Net sales	377.9	240.3	128.6	(46)%	(66)%
Gross profit	130.6	68.6	50.5	(26)%	(61)%
Gross profit margin %	34.6%	28.5%	39.3%

Selling, general and administrative expenses	(53.8)	(40.9)	(18.6)	(55)%	(65)%
Research and development expenses	(38.2)	(30.5)	(15.0)	(51)%	(61)%
Restructuring expenses	—	(0.3)	(0.7)	133%	n/a
Result from operations	38.5	(3.2)	16.2	n/a	n.a

Net earnings 1)	17.7	1,410.1	(23.4)	n/a	n/a
Net earnings per share, diluted in euro 1)	€0.32	€22.04	€(0.37)	n/a	n/a
1) allocated to the shareholders of the parent

Net Sales

EUR million	Q2 2012	Q1 2013	Q2 2013	% Change Q1 2013 to Q2 2013	% Change Q2 2012 to Q2 2013
Front-end	86.5	80.0	128.6	61%	49%
Back-end	291.4	160.3	—	n/a	n/a
ASMI consolidated	377.9	240.3	128.6	(46)%	(66)%

Gross Profit (Margin)

EUR million	Gross profit			Gross profit margin			Increase or (decrease) percentage points
	Q2 2012	Q1 2013	Q2 2013	Q2 2012	Q1 2013	Q2 2013	Q1 2013 to Q2 2013		Q2 2012 to Q2 2013
Front-end	28.5	30.2	50.5	33.0%	37.7%	39.3%	1.6	ppt	6.3	ppt
Back-end	102.0	38.4	—	35.0%	24.0%	—%	n/a		n/a
ASMI consolidated	130.6	68.6	50.5	34.6%	28.5%	39.3%	10.8	ppt	4.7	ppt

Selling, General and Administrative Expenses

EUR million	Q2 2012	Q1 2013	Q2 2013	% Change Q1 2013 to Q2 2013	% Change Q2 2012 to Q2 2013
Front-end	15.4	15.3	18.6	22%	21%
Back-end	38.4	25.6	—	n/a	n/a
ASMI consolidated	53.8	40.9	18.6	(55)%	(65)%

Research and Development Expenses

EUR million	Q2 2012	Q1 2013	Q2 2013	% Change Q1 2013 to Q2 2013	% Change Q2 2012 to Q2 2013
Front-end	15.1	13.4	15.0	12%	(1)%
Back-end	23.1	17.1	—	n/a	n/a
ASMI consolidated	38.2	30.5	15.0	(51)%	(61)%

Result from Operations

EUR million	Q2 2012	Q1 2013	Q2 2013	Change Q1 2013 to Q2 2013	Change Q2 2012 to Q2 2013
Front-end:
-Before special items	(1.9)	1.4	16.9	15.5	18.8
-Restructuring expenses	—	(0.3)	(0.7)	(0.4)	(0.7)
-After special items	(1.9)	1.1	16.2	15.1	18.1

Back-end	40.5	(4.3)	—	4.3	(40.5)
ASMI consolidated	38.5	(3.2)	16.2	19.4	(22.3)

Net Earnings allocated to the shareholders of the parent

EUR million	Q2 2012	Q1 2013	Q2 2013	Change Q1 2013 to Q2 2013	Change Q2 2012 to Q2 2013
Front-end:
-Before special items	1.3	3.4	8.8	5.4	7.5
-Early extinguishment of debt	—	—		—	—
-Restructuring expenses	—	(0.3)	(0.7)	(0.4)	(0.7)
-After special items	1.3	3.1	8.1	5.0	6.8

Back-end:
-until March 15, 2013 consolidated	16.5	(2.8)	—	2.8	(16.5)
-as from March 15, 2013 as a 40% investment		2.3	9.2	6.9	9.2
-Total	16.5	(0.5)	9.2	9.7	(7.3)

-Realized gain on the sale of 11.88% of the ASMPT shares	—	323.6	(78.4)	(402.0)	(78.4)
-Unrealized remeasurement gain on the remaining 40.08% of the ASMPT shares	—	1,084.0	71.6	(1,012.4)	71.6
-Amortization intangibles recognized in purchase price allocation	—	—	(34.0)	(34.0)	(34.0)

Total net earnings allocated to the shareholders of the parent	17.7	1,410.1	(23.4)	(1,433.5)	(41.1)

SIX MONTHS ENDED JUNE 30, 2013

	Six months ended June 30,
EUR million, except earnings per share	2012	2013	% Change
Net sales	688.9	368.9	54%
Gross profit	227.2	119.1	52%
Gross profit margin %	33.0%	32.3%

Selling, general and administrative expenses	(95.0)	(59.5)	63%
Research and development expenses	(71.7)	(45.5)	63%
Restructuring expenses	—	(1.0)
Result from operations	60.4	13.0

Net earnings 1)	24.0	1,386.7	n/a
Net earnings per share, diluted in euro 1)	€0.43	€21.72	n/a
1) allocated to the shareholders of the parent

Net Sales

	Six months ended June 30,
EUR million	2012	2013	% Change
Front-end	181.2	208.6	15%
Back-end	507.6	160.3	(68)%
ASMI consolidated	688.9	368.9	(46)%

Gross Profit (Margin)

	Six months ended June 30,
	Gross profit		Gross profit margin		Increase or (decrease) percentage points
EUR million	2012	2013	2012	2013
Front-end	59.8	80.7	33.0%	38.7%	5.7	ppt
Back-end	167.3	38.4	33.0%	24.0%	(9.0	)ppt
ASMI consolidated	227.2	119.1	33.0%	32.3%	(0.7	)ppt

Selling, General and Administrative Expenses

	Six months ended June 30,
EUR million	2012	2013	% Change
Front-end	30.0	33.9	13%
Back-end	65.1	25.6	(61)%
ASMI consolidated	95.0	59.5	(37)%

Research and Development Expenses

	Six months ended June 30,
EUR million	2012	2013	% Change
Front-end	28.9	28.4	(2)%
Back-end	42.8	17.1	(60)%
ASMI consolidated	71.7	45.5	(37)%

Result from Operations

	Six months ended June 30,
EUR million	2012	2013	Change
Front-end:
-Before special items	0.9	18.3	17.4
-Restructuring expenses	—	(1.0)	(1.0)
-After special items	0.9	17.3	16.4

Back-end	59.5	(4.3)	(63.8)

ASMI consolidated	60.4	13.0	(47.4)

Net Earnings allocated to the shareholders of the parent

	Six months ended June 30,
EUR million	2012	2013	Change
Front-end:
-Before special items	(1.2)	12.2	13.4
-Early extinguishment of debt	—	—	—
-Restructuring expenses	—	(1.0)	(1.0)
-After special items	(1.2)	11.2	12.4

Back-end:
-until March 15, 2013 consolidated	25.2	(2.8)	(28.0)
-as from March 15, 2013 as a 40% investment	—	11.5	11.5
-Total	25.2	8.7	(16.5)

-Realized gain on the sale of 11.88% of the ASMPT shares	—	245.2	245.2
-Unrealized remeasurement gain on the remaining 40.08% of the ASMPT shares	—	1,121.6	1,121.6

Total net earnings allocated to the shareholders of the parent	24.0	1,386.7	1,362.7

ASM INTERNATIONAL N.V.
CONSOLIDATED STATEMENTS OF OPERATIONS

EUR thousand, except earnings per share date	Three months ended June 30,		Six months ended June 30,
	2012	2013	2012	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net sales	377,857	128,569	688,881	368,900
Cost of sales	(247,298)	(78,053)	(461,708)	(249,834)
Gross profit	130,558	50,516	227,173	119,067

Operating expenses:
Selling, general and administrative	(53,801)	(18,599)	(95,036)	(59,496)
Research and development	(38,228)	(15,030)	(71,732)	(45,537)
Restructuring expenses	—	(671)	—	(985)
Total operating expenses	(92,029)	(34,300)	(166,768)	(106,019)
Earnings from operations	38,529	16,215	60,404	13,048
Net interest expense	(2,498)	(307)	(5,203)	(1,050)
Accretion of interest	(1,194)	—	(2,503)	(10)
Foreign currency exchange gains (losses)	5,327	(4,479)	3,317	(603)
Result from investments	—	(31,471)	—	1,378,359
Earnings before income taxes	40,164	(20,042)	56,016	1,389,744
Income tax expense	(7,363)	(3,361)	(8,911)	(5,594)
Net earnings	32,801	(23,403)	47,104	1,384,150

Allocation of net earnings:
Shareholders of the parent	17,714	(23,403)	23,974	1,386,743
Minority interest	15,087	—	23,130	(2,593)

Net earnings per share, allocated to the shareholders of the parent:
Basic net earnings	0.32	(0.37)	0.43	21.96
Diluted net earnings (1)	0.32	(0.37)	0.43	21.72

Weighted average number of shares used in
computing per share amounts (in thousands):
Basic	55,270	63,163	55,270	63,163
Diluted (1)	55,650	63,163	55,604	63,839

Outstanding shares:	54,967	63,173	54,967	63,173

(1) The calculation of diluted net earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company. Only instruments that have a dilutive effect on net earnings are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings due to the related impact on interest expense. The calculation is done for each reporting period individually. The possible increase of common shares caused by employee stock options for the three month ended June 30, 2013 with 826,830 common shares and for the six month ended June 30, 2013 with 676,263 common shares, adjustments have been reflected in the diluted weighted average number of shares and net earnings per share for this period.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.
CONSOLIDATED BALANCE SHEETS

EUR thousand	December 31,	June 30,
Assets	2012	2013
		(unaudited)

Cash and cash equivalents	290,475	535,442
Accounts receivable, net	304,840	85,336
Inventories, net	403,400	122,734
Income taxes receivable	890	486
Deferred tax assets	17,967	4,984
Other current assets	79,979	11,986
Total current assets	1,097,551	760,967
Pledged cash	20,000	—
Debt issuance costs	735	503
Deferred tax assets	5,955	1,327
Other intangible assets	13,915	7,556
Goodwill, net	51,888	11,193
Investments	278	278
Associates	—	1,389,785
Other non current assets	10,828	655
Assets held for sale	5,998	5,303
Evaluation tools at customers	16,922	14,007
Property, plant and equipment, net	275,436	55,079
Total Assets	1,499,506	2,246,654

Liabilities and Shareholders' Equity

Notes payable to banks	61,675	—
Accounts payable	151,761	40,640
Other current payables	170,683	45,634
Income taxes payable	27,625	5,728
Deferred tax liability - current	36	—
Current portion of long-term debt	6,316	—
Total current liabilities	418,096	92,003
Pension liabilities	12,540	3,168
Deferred tax liabilities	952	—
Provision for warranty	5,298	—
Long-term debt	12,632	—
Total Liabilities	449,518	95,170

Total Shareholders' Equity	741,876	2,151,484

Non-controlling interest	308,112	—
Total Equity	1,049,988	2,151,484
Total Liabilities and Equity	1,499,506	2,246,654

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

EUR thousand	Three months ended June 30,		Six months ended June 30,
	2012	2013	2012	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities:
Net earnings	32,801	(23,403)	47,104	1,384,150
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation and amortization	13,721	4,991	26,895	18,308
Amortization of debt issuance costs	396	116	773	232
Compensation expense employee stock option plan	7,455	1,234	9,057	2,804
Additional non-cash interest	1,194	—	2,503	10
Associates	—	31,523	—	(1,378,359)
Income taxes	(15,369)	3,048	(21,639)	1,109
Deferred income taxes	(5,435)	(65)	(9,649)	(1,134)
Changes in other assets and liabilities:
Inventories	(49,686)	80	(61,060)	(31,102)
Accounts receivable	(27,504)	(25,384)	(8,084)	(7,072)
Accounts payable	37,073	(1,352)	50,453	5,843
Other current assets	(21,837)	9,799	(23,337)	7,365
Net cash provided (used) by operating activities	(27,190)	586	13,016	2,153
Cash flows from investing activities:
Capital expenditures	(17,187)	(206)	(34,410)	(6,944)
Purchase of intangible assets	(770)	(212)	(2,280)	(433)
Disposal of investments	—	(340)	—	298,307
Proceeds from sale of property, plant and equipment	139	885	429	1,052
Net cash used in investing activities	(17,818)	127	(36,262)	291,982
Cash flows from financing activities:
Notes payable to banks, net	28,245	—	26,874	(39,349)
Net proceeds from long-term debt	—	—	—	18,980
Repayments of long-term debt and subordinated debt	(395)	—	(2,173)	(1,538)
Sale (Purchase) of treasury shares	(13,362)	—	(13,362)	—
Purchase of treasury shares ASMPT	—	—	(3,552)	—
Proceeds from issuance of common shares	415	40	1,339	1,026
Proceeds from non consolidated investments	—	4,726	—	4,726
Dividend to minority shareholders ASMPT	(14,842)	—	(14,842)	—
Dividend to shareholders ASMI	(27,422)	(31,681)	(27,422)	(31,681)
Net cash provided (used) in financing activities	(27,362)	(26,914)	(33,139)	(47,837)
Exchange rate effects	1,459	(2,953)	(134)	(1,331)
Net increase (decrease) in cash and cash equivalents	(70,911)	(29,153)	(56,519)	244,968
Cash and cash equivalents at beginning of period	404,641	564,595	390,250	290,475
Cash and cash equivalents at end of period	333,733	535,442	333,733	535,442

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.
DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (1/3)

The Company organizes its activities in two operating segments, Front-end and Back-end.
The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States, Japan and Southeast Asia.

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company held a majority interest until March 15, 2013. As per March 15, 2013 the Company holds a 40.08% share in ASMPT. Per the same date control on ASMPT ceased and the numbers are deconsolidated. The remaining shares are listed on the Stock Exchange of Hong Kong. The segment's main operations are located in Hong Kong, Singapore, the People's Republic of China, Malaysia and Germany.

EUR thousand	Three months ended June 30, 2012
	Front-end	Back-end	Total
	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	86,451	291,405	377,857
Gross profit	28,522	102,036	130,558
Earnings (loss) from operations	(1,937)	40,466	38,529
Net interest income (expense)	(2,620)	122	(2,498)
Accretion of interest	(1,183)	(11)	(1,194)
Foreign currency exchange gains (losses)	5,915	(588)	5,327
Income tax income (expense)	1,087	(8,450)	(7,363)
Net earnings	1,262	31,539	32,801

Net earnings allocated to:
Shareholders of the parent			17,714
Minority interest			15,087

Capital expenditures and purchase of intangible assets	5,877	12,080	17,957
Depreciation and amortization	4,308	9,413	13,721
	Three months ended June 30, 2013
	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	128,569	—	128,569
Gross profit	50,516	—	50,516
Earnings from operations	16,215	—	16,215
Net interest expense	(307)	—	(307)
Accretion of interest	—	—	—
Foreign currency exchange losses	(4,479)	—	(4,479)
Result from investments	—	(31,471)	(31,471)
Income tax expense	(3,361)	—	(3,361)
Net earnings (loss)	8,068	(31,471)	(23,403)

Net earnings allocated to:
Shareholders of the parent			(23,403)
Minority interest			—

Capital expenditures and purchase of intangible assets	(418)	—	(418)
Depreciation and amortization	4,991	—	4,991

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.
DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (2/3)

EUR thousand	Six months ended June 30, 2012
	Front-end	Back-end	Total
	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	181,233	507,647	688,881
Gross profit	59,845	167,328	227,173
Earnings from operations	946	59,458	60,404
Net interest income (expense)	(5,615)	412	(5,203)
Accretion of interest	(2,310)	(193)	(2,503)
Foreign currency exchange gains (losses)	3,332	(14)	3,317
Income tax income (expense)	2,398	(11,310)	(8,911)
Net earnings (loss)	(1,249)	48,353	47,104

Net earnings allocated to:
Shareholders of the parent			23,974
Minority interest			23,130

Capital expenditures and purchase of intangible assets	11,501	25,189	36,690
Depreciation and amortization	8,114	18,685	26,799

Cash and cash equivalents	207,603	126,130	333,733
Pledged cash	—	20,000	20,000
Capitalized goodwill	11,421	42,136	53,557
Other intangible assets	9,896	4,664	14,561
Other identifiable assets	311,279	954,478	1,265,757
Total assets	540,199	1,127,409	1,667,607
Total debt	154,885	69,267	224,152
Headcount in full-time equivalents ¹	1,686	16,461	18,147

(1) Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.
DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (3/3)

EUR thousand	Six months ended June 30, 2013
	(unaudited)	(unaudited)²	(unaudited)
Net sales to unaffiliated customers	208,614	160,286	368,900
Gross profit	80,676	38,390	119,067
Earnings from operations	17,335	(4,287)	13,048
Net interest expense	(738)	(312)	(1,050)
Accretion of interest	—	(10)	(10)
Foreign currency exchange gains (losses)	(1,451)	847	(603)
Result from investments	—	1,378,359	1,378,359
Income tax expense	(3,957)	(1,637)	(5,594)
Net earnings	11,188	1,372,962	1,384,150

Net earnings allocated to:
Shareholders of the parent			1,386,743
Minority interest			(2,593)

Capital expenditures and purchase of intangible assets	917	6,460	7,377
Depreciation and amortization	9,717	8,591	18,308

Cash and cash equivalents	535,442	—	535,442
Pledged cash	—	—	—
Capitalized goodwill	11,193	—	11,193
Other intangible assets	7,556	—	7,556
Investments & Associates	278	1,389,785	1,390,063
Other identifiable assets	302,399	—	302,399
Total assets	856,869	1,389,785	2,246,654
Total debt	—	—	—
Headcount in full-time equivalents ¹	1,570	—	1,570

(1) Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.
(2) Operational results and cash flow numbers relate to the period January 1, 2013 - March 15, 2013.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation
ASM International N.V, ("ASMI") follows accounting principles generally accepted in the United States of America ("US GAAP").
Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

Principles of Consolidation
The Consolidated Financial Statements include the accounts of ASMI and its subsidiaries, where ASMI holds a controlling interest. The non-controlling interest of third parties is disclosed separately in the Consolidated Financial Statements. All intercompany profits, transactions and balances have been eliminated in consolidation.

Change in accounting policies
No significant changes in accounting policies incurred during the second quarter of 2013.

ASM INTERNATIONAL N.V.
RECONCILIATION US GAAP - IFRS

Accounting principles under IFRS

ASMI’s primary consolidated financial statements are and will continue to be prepared in accordance with US GAAP. However, ASMI is required under Dutch law to report its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”). As a result of the differences between IFRS and US GAAP that are applicable to ASMI, the Consolidated Statement of Operations and Consolidated Balance Sheet reported in accordance with IFRS differ from those reported in accordance with US GAAP. The major differences relate to development costs, goodwill, pensions and inventory obsolescence reserve.

The reconciliation between IFRS and US GAAP is as follows:
	Net earnings
	Three months ended June 30,		Six months ended June 30,
EUR million, except per share date	2012	2013	2012	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
US GAAP, net earnings allocated to common shares	17.7	(23.4)	24.0	1,386.7
Adjustments for IFRS:
Reversal inventory write downs	0.1	0.4	0.1	0.4
Tax rate difference on eliminated intercompany profit	(0.6)	0.2	(0.6)	0.2
Goodwill	—	—	—	9.5
Development expenses	3.8	(0.4)	6.2	1.0
Debt issuance fees	0.1	0.1	0.2	0.2
Total adjustments	3.4	0.3	5.9	11.3
IFRS	21.1	(23.1)	29.9	1,398.0
IFRS allocation of net earnings for common shares:
Continued operations	5.2	(16.5)	5.3	(9.7)
Discontinued operations 1)	15.9	(6.6)	24.6	1,407.7

1) Discontinued operations include the ASMI share in net earnings of ASMPT until March 15, 2013, net result on the sale of ASMI's 12% share and the remeasurement gain on the remaining ASMI share.

Net earnings per share, diluted:
Continued operations	€0.09	€(0.26)	€0.10	€(0.15)
Discontinued operations	€0.29	€(0.10)	€0.44	€22.05
Total operations	€0.38	€(0.37)	€0.54	€21.89

			Shareholders' equity
			June 30,	June 30,
EUR million			2012	2013
			(unaudited)	(unaudited)
US GAAP			664.7	2,151.5
Adjustments for IFRS:
Goodwill			(10.9)	(1.0)
Debt issuance fees			(1.0)	(0.5)
Reversal inventory write downs			1.6	2.4
Development expenses			52.3	50.8
Tax rate difference on eliminated intercompany profit			(0.4)	—
Pension plans			(0.2)	—
Total adjustments			41.4	51.7
IFRS			706.1	2,203.2

Amounts are rounded to the nearest million euro; therefore amounts may not equal (sub) totals due to rounding.